                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.             )


                          KYSOR INDUSTRIAL CORPORATION
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   501566103
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               ------------------

     Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

- -------------------------------------                    -------------------------------------
      CUSIP No.        501566103             13G               Page   1   of   4   Pages
- -------------------------------------                    -------------------------------------
- ----------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS      Neumeier Investment Counsel
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                    SS# ###-##-####
- ----------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
              N/A                                                        (b) / /
- ----------------------------------------------------------------------------------------------
   3    SEC USE ONLY
- ----------------------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION
              California
- ----------------------------------------------------------------------------------------------
                  5   SOLE VOTING POWER
    NUMBER OF                                                    463,275
      SHARES     -----------------------------------------------------------------------------
   BENEFICIALLY   6   SHARED VOTING POWER
     OWNED BY    -----------------------------------------------------------------------------
       EACH       7   SOLE DISPOSITIVE POWER
    REPORTING                                                    463,275
   PERSON WITH   -----------------------------------------------------------------------------
                  8   SHARED DISPOSITIVE POWER
- ----------------------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        463,725
- ----------------------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                  / /
- ----------------------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                        8.2%
- ----------------------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*
                                        IA, IN
- ----------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          2/2/95
                                          --------------------------------------
                                                          (Date)

                                                    /s/ PETER NEUMEIER
                                          --------------------------------------
                                                       (Signature)

                                                Peter Neumeier, President
                                          --------------------------------------
                                                       (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

          Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

          Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

          General Instructions. A. Statements containing the information required by this Schedule shall be filed not later than February 14, following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

          B. Information contained in a form which is required to be filed by rules under Section 13(f) for the same calendar year as that covered by a statement on this Schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

          C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1(a).  NAME OF ISSUER:

            Kysor Industrial Corporation
            --------------------------------------------------------------------

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Madison Ave., Cadillac, Michigan 49601-9785
            --------------------------------------------------------------------

ITEM 2(a).  NAME OF PERSON FILING:

            Neumeier Investment Counsel
            --------------------------------------------------------------------

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                   26435 Carmel Rancho Blvd., Carmel, CA  93923
              --------------------------------------------------------------------------------

ITEM 2(c).    CITIZENSHIP:

                   U.S.A., California
              --------------------------------------------------------------------------------

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

                                                Common Stock
              --------------------------------------------------------------------------------

ITEM 2(e).    CUSIP NUMBER:

                   501566103
              --------------------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

  (a) / /     Broker or dealer registered under Section 15 of the Act.

  (b) / /     Bank as defined in Section 3(a)(6) of the Act.

  (c) / /     Insurance Company as defined in Section 3(a)(19) of the Act.

  (d) / /     Investment Company registered under Section 8 of the Investment Company Act.

  (e) /X/     Investment Adviser registered under Section 203 of the Investment Advisers Act of
              1940.

  (f) / /     Employee Benefit Plan, Pension Fund which is subject to the provisions of the
              Employee Retirement Income Security Act of 1974 or Endowment Fund; see
              13d-1(b)(1)(ii)(F).

  (g) / /     Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7.

  (h) / /     Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

ITEM 4.  OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a)    Amount beneficially owned:
                                                463,275
           -----------------------------------------------------------------------------------
    (b)    Percent of class:
                                                8.2%
           -----------------------------------------------------------------------------------
    (c)    Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote  463,275
                                                     -----------------------------------------
    (ii)   Shared power to vote or to direct the vote
                                                       ---------------------------------------
    (iii)  Sole power to dispose or to direct the disposition of  463,275
                                                                  ----------------------------